Prospectus Supplement No. 1

(to Resale and Warrant Prospectus dated May 28, 2019)

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-229926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 4, 2019

GTY TECHNOLOGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Massachusetts	001-37931	83-2860149
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 945-2898

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GTYH	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 4, 2019, GTY Technology Holdings Inc. (the “Company”) entered into Subscription Agreements (the “Subscription Agreements”) with certain investors pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”), an aggregate of 3,500,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at a price of $7.70 per share. The aggregate gross proceeds from the Offering are expected to be $26.95 million. The Company expects to close the Offering on June 7, 2019, subject to the satisfaction of customary closing conditions contained in the Subscription Agreements. No underwriter or placement agent participated in the Offering.

The shares of Common Stock sold in the Offering were offered and sold by the Company pursuant to an effective registration statement on Form S-1 (File No. 333-229926), including the prospectus contained therein.

The foregoing description of the form of Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Subscription Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 8.01. Other Events.

On June 5, 2019, the Company issued a press release relating to the Offering. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement.
99.1	Press Release, dated June 5, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GTY TECHNOLOGY HOLDINGS INC.

	By:	/s/ Alpa Fedor
Name: Alpa Fedor
Title: Executive Vice President, General Counsel and Secretary

Dated: June 5, 2019

Exhibit 10.1

SUBSCRIPTION AGREEMENT

GTY Technology Holdings Inc.

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

Ladies and Gentlemen:

The Investor (the “Investor”) hereby confirms its agreement with GTY Technology Holdings Inc., a Massachusetts corporation (the “Company”), as follows:

1.                  Purchase and Sale. The Company and the Investor agree that the Investor will purchase from the Company, and the Company will issue and sell to the Investor, the number of shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”), set forth below for the purchase price per share set forth below (the “Purchase Price”).

2.                  Closing. The completion of the purchase and sale of the Common Stock (the “Closing”) shall occur, in accordance with Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, and unless otherwise agreed upon by the Company, at the offices of Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166 at 10:00 a.m. Eastern time on June 7, 2019 (the “Closing Date”). At the Closing, (a) the Company shall cause to be delivered to the Investor the number of shares of Common Stock set forth on the signature page hereto registered in the name of the Investor or, if so indicated on the signature page hereto, in the name of a nominee designated by the Investor and (b) the aggregate purchase price for the Common Stock being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

3.                  Representations of the Investor.

(a)               The Investor represents to the Company that (a) it has had no material relationship (exclusive of any investments by the Investor in the Company’s securities) within the past three years with the Company or persons known to it to be affiliates of the Company and (b) it is not a FINRA member or an Associated Person of a FINRA member (as such term is defined under the NASD Membership and Registration Rules Section 1011) as of the Closing.

(b)               The Investor represents to the Company that the Investor has had made available to it by the filing by the Company of an electronic version thereof with the Commission (as defined below) the Prospectus (as defined below) which is a part of the Company’s Registration Statement (as defined below) and the documents incorporated by reference therein (collectively, the “Filed Documents”), prior to or in connection with the receipt of this Subscription Agreement.  The Investor acknowledges that, prior to the delivery of this Subscription Agreement by the Investor to the Company, the Investor will receive certain additional information regarding the Company and the Offering (as defined below), including pricing information (the “Offering Information” and, collectively with the Filed Documents, the “Disclosure Package”), and that such information may be provided to the Investor by any means permitted under the Securities Act of 1933, as amended.

(c)               Since the time of the initial conversation between the Company and the Investor regarding pricing information relating to the Offering, the Investor has not, directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with the Investor, disclosed any information regarding such pricing information to any third parties (other than its legal, accounting and other advisors) or engaged in any transactions in the securities of the Company (including, without limitations, any short sales (as defined in Rule 200(a) of Regulation SHO) involving the Company’s securities). The Investor covenants that neither it nor any person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including short sales) prior to the time that the transactions contemplated by this Subscription Agreement are publicly disclosed.

4.                  Settlement.

(a)               In order to effect the settlement of the Common Stock purchased by the Investor with the Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, on the Closing Date, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Common Stock being purchased by the Investor to the following account designated by the Company:

Bank Name:
ABA #
Account Name:
Account Number:

(b)               In order to effect the settlement of the Common Stock purchased by such Investor through the DTC’s DWAC delivery system, no later than 9:00 a.m. Eastern Time on the business day before the Closing Date, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Common Stock being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a DWAC instructing Continental Stock Transfer & Trust Company, the Company’s transfer agent (the “Transfer Agent”), to credit such account or accounts with the Common Stock.  Such DWAC instruction shall indicate the settlement date for the deposit of the Common Stock, which date shall be the Closing Date.  At the Closing, the Company shall direct the Transfer Agent to credit the Investor’s account or accounts with the Common Stock pursuant to the information contained in the DWAC.

5.                  Confirmation of Sale.  The Investor acknowledges and agrees that the Investor’s receipt of the Company’s signed counterpart to this Subscription Agreement, together with the filing by the Company of an electronic version of the Prospectus with the Commission), shall constitute written confirmation of the Company’s sale of Common Stock to the Investor.

6.                  Manner of Offering. The Company represents and warrants that the offering and sale of the Common Stock (the “Offering”) are being made pursuant to an effective Registration Statement on Form S-1 (Registration No. 333-229926) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”), including the Prospectus contained therein (the “Prospectus”) which has been made available to the Investor by the filing by the Company of an electronic version thereof with the Commission.  No offer by the Investor to buy Common Stock will be accepted and no part of the Purchase Price will be delivered to the Company until the Investor has received the Offering Information and the Company has accepted such offer by countersigning a copy of this Subscription Agreement, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to the Company sending (orally, in writing or by electronic mail) notice of its acceptance of such offer.  An indication of interest will involve no obligation or commitment of any kind until the Investor has been delivered the Offering Information and this Subscription Agreement is accepted and countersigned by or on behalf of the Company.

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7.                  Survival. Notwithstanding any investigation made by any party to this Subscription Agreement, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Subscription Agreement, the delivery to the Investor of the Common Stock being purchased and the payment therefor.

8.                  Miscellaneous.

(a)               All notices and other communications given or made pursuant to this Subscription Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications sent to the Company shall be sent to: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attn: Harry You, email: harry@gtytechnology.com, with a copy to the Company’s counsel at: Winston & Strawn LLP, 200 Park Avenue, New York, NY 10166, Attn: Joel L. Rubinstein, Esq., email: jrubinstein@winston.com.

All communications to the Investor shall be sent to the Investor’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 5(a).

(b)               Neither this Subscription Agreement nor any rights that may accrue to the Investor may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company for the sale of the Common Stock hereunder may be transferred or assigned.

(c)               The Company may request from the Investor such additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Common Stock, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

(d)               The Investor acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The Investor agrees that the purchase by the Investor of the Common Stock from the Company at the Closing will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase. The Company acknowledges that the Investor will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify the Investor if any of the acknowledgements, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The Company agrees that the sale by it of the Common Stock to the Investor at the Closing will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such sale.

(e)               Each of the Company and the Investor is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

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(f)                This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

(g)               This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as specifically set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(h)               Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i)                 If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(a)               This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(b)               The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

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(c)               THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. THE PARTIES (I) HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE JURISDICTION OF THE STATE COURTS OF NEW YORK AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, (B) AGREE NOT TO COMMENCE ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT EXCEPT IN STATE COURTS OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND (C) HEREBY WAIVE, AND AGREE NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, OR OTHERWISE, IN ANY SUCH SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT THE SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE SUIT, ACTION OR PROCEEDING IS IMPROPER OR THAT THIS AGREEMENT OR THE SUBJECT MATTER HEREOF MAY NOT BE ENFORCED IN OR BY SUCH COURT. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of Page Left Blank Intentionally.  Signature Page Follows.]

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Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

NAME OF INVESTOR:

By:
Name:
Title:

Dated: _________ ___, 2019

Address:

E-Mail:
Phone Number:

Number of Shares of Common Stock to be Purchased:

Purchase Price Per Share: $

Aggregate Purchase Price: $

Exact name that the Investor’s shares are to be registered in:

Relationship between the Investor and the registered holder:

Mailing address of the registered holder:

Social Security Number or Tax Identification Number of the registered holder:

Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the shares of Common Stock are maintained):

DTC Participant Number:

Name of Account at DTC Participant being credited with the shares of Common Stock:
Account Number at DTC Participant being credited with the shares of Common Stock:
Existing Continental Stock Transfer & Trust Company Account Number (if applicable):

Agreed and Accepted

this _____ day of _____________, 2019:

GTY TECHNOLOGY HOLDINGS INC.

By:
Name:
Title:

Exhibit 99.1

GTY TECHNOLOGY HOLDINGS ANNOUNCES REGISTERED DIRECT OFFERING

Strengthens Balance Sheet to Execute Business Growth Plan

(Austin, Texas, June 5, 2019) – GTY Technology Holdings Inc. (Nasdaq: GTYH) (“GTY”), a leading vertical SaaS/Cloud solution for the public sector, today announced that it has entered into definitive agreements to sell 3,500,000 shares of its common stock to certain institutional investors in a registered direct offering at a price of $7.70 per share, resulting in gross proceeds of $26,950,000. The offering is expected to close on or about June 7, 2019.

"We are very pleased with the results of this offering," said Stephen Rohleder, Chairman and CEO of GTY. "The capital we are receiving from these investors strengthens GTY’s balance sheet and gives us significant runway for expansion. The proceeds will help GTY allocate additional capital to projects we view as having the highest internal rate of return. With the help of our Head of Sales, John Albanese, we will look to scale our salesforce at each of the business units and invest in driving our joint partnership initiatives. Absent a significant acquisition, this offering also gives us additional firepower to pursue accretive, tuck-in M&A opportunities in both current business unit operating segments and adjacencies."

The common stock in the registered direct offering is being offered and sold by GTY pursuant to its registration statement on Form S-1 (File No. 333-229926) (the “registration statement”) filed with the Securities Exchange Commission (the “SEC”). The final prospectus relating to the offering will be filed with the SEC. Copies of the final prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Company Contacts:

Carter Glatt

Senior Vice President, Corporate Development, GTY

carter@gtytechnology.com

(702) 945-2898

About GTY Technology Holdings Inc.

GTY Technology Holdings Inc. is a leading public sector SaaS company which offers a cloud-based suite of solutions for North American state and local governments. For more information, please visit www.gtytechnology.com.  The following is a brief description of each of GTY’s Business Units.

About Bonfire

Bonfire, a leader in strategic sourcing and procurement technology, empowers organizations to make the right purchasing decisions. With tools to support the entire vendor lifecycle (sourcing, contract management, and vendor performance), Bonfire goes beyond traditional mechanics to make complex decision making easy. Bonfire works the way you do on a single cloud platform designed to unite stakeholders, absorb compliance requirements, and facilitate advanced evaluation techniques. The combination of flexible technology with world-class customer service makes Bonfire the solution of choice for both public and private sector organizations of all sizes around the globe. Bonfire was named as a 2018 Gartner Cool Vendor and proudly reports a client retention rate greater than 96 percent.

About CityBase

CityBase gives people and businesses an intuitive way to interact with utilities and government agencies. CityBase’s technology dramatically improves constituent services through payment solutions, digital services and API development for cities, states and utilities.

About eCivis

Since 2000, eCivis has been the most trusted and widely used SaaS grant management system by state, local and tribal governments. eCivis helps thousands of government agencies maximize their grant revenues, track their financial and program performance, prepare cost allocation plans and budgets, and access free open data tools to make sense of Federal data.

About Open Counter

Open Counter builds user-friendly software to guide applicants through complex permitting and licensing procedures, guiding applicants through the process by estimating the total fees and requirements for the project, and allowing applicants to apply and pay for permits online.

About Questica

Questica’s budget preparation and management software suite – Questica Budget – Integrates with more than 25 financial systems and other systems. This ensures organizations can access all the information they need to develop, track, monitor and adjust their budgets, plus report out to stakeholders when and to who they need to. Questica Budget Suite’s Operating, Salary, Capital and Performance modules ensure public sector organizations have a clear view into their budgets, forecasts and expenditures, thus enabling those organizations to deliver on their financial and non-financial strategic objectives. Additionally, Questica’s easy-to-use OpenBook transparency and data visualization software can be used to share an organization’s financial and non-financial information with both its internal and external stakeholders.

About Sherpa

Sherpa is a provider of public sector budgeting software and consulting services. Sherpa’s highly-configurable software enables rapid and collaborative implementations. Clients have benefitted from a unique deployment model, staffing projects with consultants averaging 20 years of experience and having one project team from sales through implementation to post-implementation support.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the company’s expectations with respect to future performance and anticipated impacts of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability to recognize the anticipated benefits of GTY’s recent business combination transaction, which may be affected by, among other things, competition, the ability of the company to grow and manage growth profitably and retain its key employees; (2) costs related to the business combination; (3) the outcome of the New York and California lawsuits among the company, OpenGov, Inc. and the other parties thereto; (4) the inability to maintain the listing of the company’s common stock on The Nasdaq Stock Market; (5) changes in applicable laws or regulations; (6) the possibility that the company may be adversely affected by other economic, business, and/or competitive factors; (7) any government shutdown which impacts the ability of the company’s customers to purchase its products and services; and (8) other risks and uncertainties included in the company’s registration statement on Form S-1 (File No. 333-229926), including those under “Risk Factors” therein, and in the company’s other filings with the SEC. We caution you that the foregoing list of factors is not exclusive, and readers should not place undue reliance upon any forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.